

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 13, 2014

Via E-mail

Thad Trent
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA 95134

> **Re: Cypress Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 29, 2013**
> **Filed February 27, 2014**
> **File No. 001-10079**

Dear Mr. Trent:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 29, 2013

Facing Page of 10-K

1.   Please tell us why you do not consider the company to be a well-known seasoned issuer.

Item 7. Management's Discussion of Financial Condition and Results of Operations, page 31

2.   Please confirm you will revise your future filings to add a balanced, executive-level overview discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Results of Operations—Revenues, page 32

3.   We note your disclosure that revenues for most of your business segments experienced significant fluctuations compared to the prior period. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, such as price changes or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year in your segments and total revenues and disclose the nature of or reason for each factor causing the aggregate change. Your disclosures should discuss the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results. Please confirm you will revise future filings to incorporate the above comment to all of the disclosures herein related to the analysis of your results of operations. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Contractual Obligations, page 39

4.   Please tell us why you do not include the long-term obligations due under the revolving credit facility within the table of contractual obligations on page 39. Please also clarify if you hold any other long-term liabilities under Item 303(A)(5) that should be included in the table. In this regard, we reference the equipment loans discussed on page 76 of the consolidated financial statements.

Consolidated Financial Statements

Note 4. Goodwill and Intangible Assets, page 60

5.   Please further explain the nature of the adjustment to goodwill in the second quarter of 2013 that resulted from not recording certain shares that were not

rendered at the tender offering period in the fourth quarter of 2012. In that regard, please explain why you recorded shares that were not rendered and clarify the adjustment to goodwill in the second quarter of 2013.

Note 19. Segment, Geographical and Customer Information, page 86

6.   Please tell us why you do not present the revenues from external customers for each product and service or each group of similar products and services as required by FASB ASC 250-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Senior Attorney, at (202) 551-3635 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief